CETERA ADVISOR NETWORKS LLC
(SEC I.D. No. 8-29577)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29577

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Cetera Advisor Networks LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__2301 Rosecrans Ave #5100__
                                          (No. and Street)
__El Segundo__   __CA__   __90245__
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
__Rodney Dowell__   __(310) 341-1853__   __rodney.dowell@cetera.com__
    (Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Deloitte & Touche LLP__
                          (Name – if individual, state last, first, and middle name)
__555 W. 5th Street, Floor 27__   __Los Angeles__   __CA__   __90013__
(Address)   (City)   (State)   (Zip Code)
__October 20, 2003__   __34__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rodney Dowell _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cetera Advisor Networks LLC (the "Company") _____, as of December 31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL STAMP
Britt Collier Brown
NOTARY PUBLIC - OREGON
COMMISSION NO. 1040023
MY COMMISSION EXPIRES August 17, 2027

Signature: _____

Title: _____
Principal Financial Officer

Notary Public   2-27-2024

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP

555 W. 5th Street,
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213-688 0100

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Advisors Networks LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cetera Advisors Networks LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2024

We have served as the Company's auditor since 2016.

CETERA ADVISOR NETWORKS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	85,844,188
Fees and commissions receivable		43,151,966
Receivable from clearing broker		2,504,981
Related party receivables		21,927,012
Other receivables		17,029,686
Prepaid expenses		807,627
Deferred charges		14,363,581
Operating lease assets		468,685
Intangible assets, net of accumulated amortization of $26,029,614		153,632,834
Goodwill		27,687,917
Other assets, net of allowance of $112,500		2,710,911
Total assets	$	370,129,388

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Fees and commissions payable	$	64,189,665
Payable to clearing broker		3,389,075
Related party payables		18,540,428
Accrued expenses and accounts payable		547,283
Accrued compensation		5,788,943
Deferred revenue		1,596,644
Deferred credit		1,550,508
Regulatory and legal reserves		1,001,065
Contingent liabilities		3,488,480
Operating lease liabilities		488,717
Other liabilities		7,924,670
Total liabilities		108,505,478

COMMITMENTS AND CONTINGENCIES (NOTE 11)

MEMBER'S EQUITY		261,623,910
Total liabilities and member's equity	$	370,129,388

The accompanying notes are an integral part of this Statement of Financial Condition.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Advisor Networks LLC (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to the public nationally through independent financial advisors.

On July 1, 2023, the Company assigned its investment advisory-related contracts, including but not limited to its client investment advisory contracts as a U.S. Securities and Exchange Commission ("SEC") registered investment adviser ("RIA"), to Cetera Investment Advisers LLC ("CIA"), which is an affiliated entity. As a result of the assignment, certain assets and liabilities related to the Company's investment advisory business were distributed to CIA through the common parent entity Cetera Financial. The transaction has been determined to be between entities under common control and as such the assets and liabilities were transferred at their carrying values and no gain or loss was recognized by the Company. Subsequent to the assignment, the Company terminated its business as an SEC registered investment adviser.

The following net assets were distributed in-kind as part of the transaction.

Assets distributed and (liabilities distributed)		
Fees and commissions receivable	$	9,114,000
Other receivables		1,513,275
Intangible assets, net		80,248,809
Goodwill		22,690,236
Fees and commissions payable		(16,152,593)
Deferred revenue		(92,700)
Total net assets	$	97,321,027

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is wholly owned subsidiary of GC Two Holdings, Inc. ("GC Two"). On October 2, 2023, GC Two entered into an Agreement and Plan of Merger with GC Three Holdings, Inc. ("GC Three") and GC Three Holdings Sub I, Inc. ("Merger Sub"). On December 22, 2023, the Merger Sub merged with and into GC Two with GC Two surviving the merger and continuing as a direct wholly owned subsidiary of GC Three.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Reportable Segment

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision makers.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Fees and Commissions Receivable and Payable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Fees and commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts, accrued receivables related to cash sweep programs, and accrued reimbursements and allowances from product sponsors.

Deferred Charges

Deferred charges include unamortized deferred charges including recruiting and transition allowances provided to the Company's advisors. The recruiting allowances are amortized over the estimated advisor's useful life of approximately 20 years while transition allowances are typically amortized over the estimated customer useful life of 6 years. As of December 31, 2023, the Company had unamortized recruiting and transition allowances of $14,363,581. As of December 31, 2023, the weighted average remaining useful life was 11.1 years.

Goodwill and Other Intangible Assets

Goodwill assets are not amortized; however, intangible assets that are deemed to have definite lives are amortized over their useful lives, generally ranging from 5 - 20 years. See Note 6 – Goodwill and Other Intangible Assets, for additional information regarding the Company's goodwill and other intangible assets.

Goodwill is tested annually on October 1st and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit is more likely than not less than its carrying amount, a quantitative impairment test will be performed by comparing the fair value of a reporting unit with its carrying amount.

Long-lived assets, such as intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased are recorded on a trade date basis and are stated at fair value. As of December 31, 2023, securities owned of $176,227 is included in Other assets. Securities sold, not yet purchased of $410,715 is included in Other liabilities.

Other Assets

The Company periodically extends credit to financial advisors in the form of commission advances which are included in Other assets. At December 31, 2023, advances due from advisors was $1,752,206, net of an allowance for bad debt of $112,500. The Company estimates expected credit losses for advisor advances based on evaluation of several factors related to credit risk, including financial advisors' affiliation status and advance purpose. Additionally, we consider overall macro-economic factors that may impact estimated expected credit losses. The methodologies and assumptions used in estimating credit losses are regularly evaluated to determine if our estimates are appropriate with adjustments made on a quarterly basis. In addition, property and equipment of $803,740, net of accumulated depreciation of $624,271 are recorded in Other assets.

Deferred Credit

Deferred credit consists of rebates received on the signing of the Company's clearing services contract with Pershing LLC, which is accreted on a straight-line basis. The unaccreted deferred credits of $1,550,508 will be accreted over the remaining life of 1.75 years.

Contingent Liabilities

In connection with a business combination or an acquisition of assets the Company may provide contingent consideration to the sellers to be settled in cash at a future date. The amount to ultimately be settled under these arrangements is dependent on specified future events occurring or conditions being met. Contingent consideration arrangements that are required to be settled in cash are classified as liabilities on the Statement of Financial Condition.

Contingent consideration provided as part of a business combination is initially measured at fair value and is re-measured at approximate fair value at each reporting date until the contingency is resolved, with changes recognized in earnings. Contingent consideration provided as part of an acquisition of assets is initially measured at fair value and any subsequent changes are required to be adjusted against the assets acquired based on their relative fair value on the transaction date. See Note 3 – Acquisitions for additional information on the Company's acquisitions.

Deferred Revenue

The Company records unearned income when cash payments are received or due in advance of its performance obligation, including amounts which are refundable.

Contract Acquisition Costs

The Company identifies all significant costs to obtain or fulfill a contract with a customer. These costs generally fall within recruiting costs, financial advisor related costs, and transfer costs incurred by underlying customers of the acquired financial advisor. Transfer costs related to customers are recognized as assets and are amortized over the estimated customer relationship life on a straight-line basis. Recruiting costs and other financial advisor related costs are recognized as assets and are amortized over the estimated financial advisor relationship life on a straight-line basis. These assets are presented in the other assets line of the Company's Statement of Financial Condition. To the extent that these costs are initially estimated and accrued for, adjustments are made based on actual costs incurred. .

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. This ASU also requires that an entity with a single reportable segment, such as the Company, provide all of the disclosures required as part of the updates and all existing disclosures required by Topic 280. This update is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company does not expect this update to have an impact on its Statement of Financial Condition.

NOTE 3 – ACQUISITIONS

Acquisition of Affiliated Practices

During the year ended December 31, 2023, the Company entered into two Asset Purchase Agreements with affiliated practices. Under these agreements, certain assets were acquired and liabilities assumed that represented the operations of each respective seller. These transactions were determined to be business combinations and total initial net assets acquired of $3.7 million were allocated to the assets acquired and liabilities assumed, a majority of which relate to $5.2 million of identifiable intangible assets and goodwill and $1.6 million of contingent liabilities.

The contingent liability (i.e., earnout obligation) is fully settled near the second anniversary of each respective closing date of the transactions with total maximum payments of $2.4 million.

NOTE 4 – CONTRIBUTION FROM PARENT

On January 20, 2023, Cetera Financial and Securian Financial Services, Inc. ("Seller") entered into an Asset Purchase Agreement under which the Seller's financial advisors would register with the Company. The transaction closed on August 9, 2023.

Contemporaneously with the purchase, Cetera Financial transferred certain net assets to the Company. The following net assets were contributed in-kind as part of the transaction.

Assets contributed and (liabilities contributed)		
Other receivables	$	58,467
Intangible assets		76,709,000
Fees and commissions payable		(962,294)
Accrued compensation		(179,194)
Total net assets	$	75,625,979

NOTE 5 – FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2023, there were no transfers between Levels 1, 2, and 3.

The Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis by product category as of December 31, 2023 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 43,785,294	$ -	$ -	$ 43,785,294
Securities owned - recorded in Other assets:				
Equity securities	88,741	-	-	88,741
Mutual funds	74,843	-	-	74,843
Municipal bonds	2,641	-	-	2,641
Certificate of deposits	-	10,002	-	10,002
Total securities owned	166,225	10,002	-	176,227
Total	$ 43,951,519	$ 10,002	$ -	$ 43,961,521

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased – recorded in Other liabilities:				
Equity securities	$ 4,088	$ -	$ -	$ 4,088
Mutual funds	406,627	-	-	406,627
Total securities sold, not yet purchased	410,715	-	-	410,715
Contingent consideration	-	-	3,488,480	3,488,480
Total	$ 410,715	$ -	$ 3,488,480	$ 3,899,195

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Mutual funds, publicly traded equity securities with sufficient trading volume, and municipal bonds are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, they are classified within Level 1. Certificate of deposits are fair valued by management using third-party pricing services and are classified within Level 2. Contingent consideration is classified within Level 3 as unobservable inputs including management's assumptions about forecasted future payments are used.

Fair Value of Financial Instruments not Measured at Fair Value

The fair value of cash and cash equivalents was estimated to approximate the carrying value and are classified as Level 1 of the fair value hierarchy.

The fair value of fees and commissions receivable and payable, receivable from clearing broker, related party receivables and payables, other receivables, accrued expenses and accounts payable, accrued compensation, regulatory and legal reserves was estimated to approximate the carrying value and are classified as Level 2 of the fair value hierarchy due to their short-term nature.

NOTE 6 – GOODWILL AND OTHER INTANGIBLE ASSETS

A summary of the activity in goodwill is presented below:

Balance at December 31, 2022	$ 48,473,273
Goodwill acquired	1,904,880
Goodwill distributed	(22,690,236)
Balance at December 31, 2023	$ 27,687,917

The following tables present the components of intangible assets with definite lives subject to amortization at December 31, 2023:

As of December 31, 2023	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Useful Life (years)
Financial advisor relationships	$ 166,375,076	$ (21,810,348)	$ 144,564,728	13.0
Customer relationships	7,759,720	(1,942,416)	5,817,304	7.8
Trade names	1,676,688	(1,016,736)	659,952	4.6
Non-compete agreements	3,850,964	(1,260,114)	2,590,850	3.0
Total	$ 179,662,448	$ (26,029,614)	$ 153,632,834	

The Company amortizes intangible assets with definite lives on a straight-line basis over their useful lives. None of the intangible assets with definite lives is anticipated to have a residual value.

NOTE 7 – LEASES

Lease Recognition

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating leases for corporate offices with remaining lease terms of less than a year to approximately four years.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments.

Supplemental weighted-average information related to leases is as follows:

	Year Ended December 31, 2023
Weighted-average remaining lease term (years):	
Operating leases	2.0
Weighted-average discount rate:	
Operating leases	5.25%

Maturities of lease liabilities as of December 31, 2023 are as follows:

	Operating Leases
2024	$ 286,179
2025	181,387
2026	45,682
Thereafter	-
Total lease payments	$ 513,248
Less imputed interest	24,531
Total	$ 488,717

NOTE 8 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plan in 2023 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement.

NOTE 9 - RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based upon factors including total revenues, assets under management, sales volume, number of personnel, and producing advisors. In 2023, the Company allocated expenses to its related party, CIA, per an expense sharing agreement. Cetera Investment Services LLC ("CIS"), an affiliate, provides custodial services for certain customer retirement accounts of the Company.

Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of Cetera Financial and affiliated with the other entities. As of December 31, 2023, the Company has an outstanding payable of $18,416,806 to Cetera Financial and an outstanding receivable of $21,910,934 from CIA, which were included in Related party payables and Related party receivables, respectively, in the Statement of Financial Condition. In addition, the Company had $16,077 of Related party receivables and $123,623 of Related party payables with other affiliates.

Cetera Financial may fund note receivables as part of the recruitment effort to the Company's advisors. Those notes typically require the payback of principal and interest to Cetera Financial over periods of three to five years. The issuance of these notes by Cetera Financial is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the passage of time or attainment of certain production targets.

Given the credit agreements Aretec has with its lenders, in the event of a default the Company's assets could be used to satisfy Aretec's obligations.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Legal and regulatory proceedings related to business operations — The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding when it believes it is probable a loss has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. At December 31, 2023 the Company had Regulatory and legal reserves of approximately $1.0 million. The Company maintains insurance coverage, including

general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

The Company has self-reported to the SEC regarding possible violations of the recordkeeping requirements of the federal securities laws in connection with business-related off-channel communications. During the year ended December 31, 2023, the Company recognized a liability as it believes it is probable that a liability has occurred and potential civil penalties attributable to the Company related to the matter have been estimated to be $625,000, which is included in Regulatory and legal reserves in the Statement of Financial Condition.

When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

Clearing broker — Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and other financial ratio requirements. As of December 31, 2023, the Company complied with such requirements.

NOTE 12 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2023, the Company had net capital of $6,264,107, which was $6,014,107 in excess of required net capital of $250,000.

NOTE 13 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, paragraph k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker and that our other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74"). The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 14 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date the Statement of Financial Condition was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the Statement of Financial Condition.

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